May 31, 2005

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Brooke Corporation
Form 10-K for the fiscal year ended December 31, 2004
Filed March 31, 2005
File No. 001-31698

Dear Mr. Rosenberg:

Thank you for your letter dated May 12, 2005 with respect to your review of our financial statements and related disclosures contained in the above-referenced filing. The following comments are numbered to correspond to the comments in your May 12 letter. We have included your comments in this letter prior to our response thereto. Brooke Corporation offers the following responses.

Form 10-K for the fiscal year ended December 31, 2004

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 30

1. Your disclosure of non –GAAP financial measures includes presentations of recurring and non-recurring revenues, and recurring and non-recurring expenses. The elimination of recurring items from the most comparable GAAP measure appears to have the effect of smoothing earnings. While the acceptability of a non-GAAP financial measure that eliminates recurring items from the most comparable GAAP measure depends on all facts and circumstances, we do not believe that a non-GAAP measure that has the effect of smoothing earnings is appropriate. In addition, we note that the items you exclude have the following attributes.

•	there is a past pattern of these items occurring in each reporting period;

•	the financial impact of these items will not disappear or become immaterial in the future; and,

•	there is no unusual reason that the company can substantiate to identify the special nature of these items.

These attributes raise significant questions about management’s assertions as to the usefulness of this measure for investors and the appropriateness of its presentation in accordance with Item 10 of Regulation S-K. Please refer to “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” on our website at www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm that we issued on June 13, 2003. Please revise your filing to remove all references to these measures or tell us how your disclosure complies with the Item 10 of Regulation S-K.

In response to comment number 1, we have deleted our non-GAAP financial measures in their entirety. However, in an effort to enhance the disclosures provided to investors, we have included a narrative discussion of certain measurements that we believe investors will find helpful in monitoring exposures to certain risks associated with our business and monitoring the implementation of certain of our business strategies.

Key Measurements Used by Management

At present, our profitability is dependent in part on our ability to continue adding locations to our franchise network. As we grow, we believe that our profitability will become less dependent on the opening of new franchise locations and more dependent on the operation of existing franchise locations. We measure our progress in becoming less dependent upon the opening of these new locations by monitoring the following:

•	the ratio of revenues from our existing business to expenses from our existing business;

•	revenues from franchise network expansion; and,

•	the ratio of gain on loan sales to net interest revenues.

The ratio of revenues from our existing business to expenses from our existing business helps us identify operating losses we currently would experience in the event that franchise locations are not added and the associated initial franchise fees are not recorded. We define “revenues from our existing business” as net franchise commissions, net interest income, net brokerage commissions and net brokerage underwriting profits. These are the revenues that come from our existing franchise locations, our existing loans outstanding and our existing wholesale brokerage operations and are not dependent on the addition of new franchise locations. We exclude initial franchise fees, seller consulting fees, gains on sales of businesses and gains on extinguishment of debt. Revenues from our existing business are generally considered by us to be those revenues that are reasonably likely to be recorded in the next year regardless of whether new franchise locations are added. We define “expenses from our existing business” as the expenses that we believe we will continue to incur, even if we do not expand our franchise network. Expenses from our existing business include payroll, other operating expenses and depreciation and amortization and are reasonably likely to be incurred in the next year regardless of whether new franchise locations are added. A ratio of 100% would indicate that our existing business produces sufficient revenues to cover the expenses incurred in connection with our existing operations. Part of our operating strategy is to ultimately increase this ratio to 100%.

Monitoring our revenues from franchise network expansion is also important to us because our profitability currently is largely determined by our ability to add new franchise locations and to earn the associated initial franchise fees. “Revenues from franchise network expansion” are defined as initial franchise fees, seller fees, gains on sales of businesses and gains on extinguishment of debt. We do not include gains on loan sales in revenues from franchise network expansion because we monitor these gains separately, as discussed below. A leveling or declining amount of revenues from franchise network expansion could indicate that our overall profitability is leveling or declining.

We also measure our gains on sales of notes receivable as a percentage of net interest revenues. This ratio measures our success in decreasing the relative amount of revenues recorded from gains on sales of notes receivables, which are non-cash revenues and are based on assumptions we make about discount rate, speed of prepayments and credit losses. Part of our operating strategy is to reduce the ratio of gain on sales of notes receivable to net interest revenue and to emphasize net interest revenue as our primary source of earnings from our lending operations. We monitor this ratio as a way to measure our progress towards this operating objective.

Analysis by Segment, pages 32 – 43

2. An objective of MD&A is to provide information about the quality and potential variability of a company’s earnings and cash flow to facilitate investors’ determination of the likelihood that past performance is indicative of future performance. This disclosure should include a discussion of known trends and uncertainties. In particular, we noted insufficient explanations for the 2004 increase in gain on sale of business and initial franchise fees for basic services, the 2004 decrease in commissions paid to franchisees as a percentage of commissions received from insurers and the 2004 decrease in participating interest expense as a percentage of interest income. Also, it is unclear to us how the $1.4 million increase in policy fee income could relate primarily to Texas All Risk General Agency, which you acquired for $1 million. Please expand your MD&A to fully explain and quantify the factors underlying changes in these income statement amounts for each period presented.

2.A In response to comment 2, we have expanded our explanation of the 2004 increase on gain on sale of businesses beginning on page 35 as follows:

Gains on Sale of Businesses from Deferred Payments. Our business includes the buying and selling of insurance agencies, financial service firms and funeral homes and occasionally holding them in inventory. When purchasing an agency, we typically defer a portion of the purchase price, at a low or zero interest rate, to encourage the seller to assist in the transition of the agency to one of our franchisees. We carry our liability to the seller at a discount to the nominal amount we owe, to reflect the below-market interest rate. ~~The carrying value of the agency reflects this discount.~~ When we sell an acquired business to a franchisee (typically on the same day it is acquired), we generally sell it for the full nominal price (i.e. before the discount) paid to the seller. When the sale price of the business exceeds the carrying value, the amount in excess of the carrying value is recognized as a gain. Gains on sale resulting primarily from discounted interest rates increased $536,000, or 87%, to $1,153,000 in 2004 and increased $381,000, or 162%, to $617,000 in 2003. Because we expect to purchase and sell more agencies in 2005 than in 2004, we expect the level of income recorded from this type of gain on sale of businesses to increase.

We regularly negotiate below-market interest rates on the deferred portion of the purchase prices we pay sellers. We consider these below market interest rates to be a regular source of income related to the buying and selling of businesses. Although we have a continuing obligation to pay the deferred portion of the purchase price when due, we are not obligated to prepay the deferred portion of the purchase price or to otherwise diminish the benefit of the below-market interest rate upon which the reduced carrying value was based.

The calculation of the reduced carrying value, and the resulting gain on sale of businesses, is made by calculating the net present value of scheduled future payments to sellers at a current market interest rate. The following table provides information regarding the corresponding calculations:

Calculation of Seller Discounts Based On Reduced Carrying Values

	Beginning Principal Balance	Weighted Average Rate	Weighted Average Maturity	Interest Rate Used for Net Present Value	Full Nominal Purchase Price	Reduced Carrying Value	Gain on Sale from Deferred Payments
2004	$7,669,000	5.91%	807 days	5.50% to 6.75%	$8,221,000	$7,411,000	$810,000
2003	2,316,000	5.59%	769 days	5.50% to 8.27%	6,981,000	6,363,000	617,000
2002	73,000	5.75%	840 days	5.75%	2,673,000	2,437,000	236,000

~~Gains on Debt Extinguishment~~. We negotiate to ~~In the event that we re~~prepay the deferred portion of the purchase price to the seller before maturity for an amount less than our carrying value. We recognize the difference between our carrying value and the amount repaid to the seller as a gain on debt extinguishment. This is another source of income from the deferred payments associated with the buying and selling of businesses. We recognize these ~~G~~gains on extinguishment of debt ~~are recognized~~ immediately because Brooke Franchise ~~has no continuing obligation~~ is released by the seller from all remaining payment obligations. Gains on extinguishment of debt resulting from prepayment of deferred balances were $439,000 in 2002, but were not material in 2003 and 2004. We have negotiated fewer prepayments in recent years primarily as the result of fewer suitable alternatives for reinvestment of funds by sellers. We do not expect to record a material amount of gains on extinguishment of debt in 2005.

~~Such gains on debt extinguishment are not considered extraordinary income because they are considered a part of our normal business operations~~.

Gains on Sale of Businesses – Company-owned Stores In 2004, a subsidiary of Brooke Franchise acquired the stock or business assets of six auto insurance agencies for purchase prices totaling $8,258,000. We originally planned to operate these agencies as company-owned stores. If we expect to own and operate businesses for more than one year, we treat such transactions under purchase accounting principles, including booking intangible assets and recognizing the related amortization expense. By contrast, agencies purchased with the intent to resell them to our franchisees (usually within one year) are carried at cost as business inventory, without the booking of intangible assets.

The subsidiary paid initial franchise fees to Brooke Franchise totaling $3,142,000. These franchise fees were equal to those paid by unaffiliated franchisees but were eliminated when the subsidiary's results were consolidated with those of Brooke Franchise.

After completing the conversion of these agencies, we decided to sell them to franchisees for a total of $11,847,000, producing a gain on sale of businesses of $4,270,000. The carrying value of the six agencies at the time of the sale was equal to the original purchase prices less the amortization expense recognized during the holding period less the discount on below market interest rate notes on the deferred portion of the purchase price owed the original business sellers. Below are the components of the gain:

Aggregate Sale Price	$11,847,000
Less:
Original purchase price	($8,258,000)
Amortization expense	($354,000)
Discount on below market interest rate note	($327,000)

Gain on sale of businesses	$4,270,000

Had we accounted for these transactions as agencies held in inventory for resale to franchisees, we would have recognized initial franchise fees and a gain from the below market deferred payments and would not have recognized amortization expense during 2004. For this reason, we believe that the sale of these agencies is essentially equivalent to holding these agencies as business inventory and selling them to franchisees.

In the future, we do not expect to purchase businesses for resale to franchisees if the holding period exceeds one year. Therefore, recording income from the sale of these six agencies as gain on sale of businesses was an anomaly, and we expect the income from similar future transactions will be recorded primarily as initial franchise fees.

~~To a limited extent, we acquire businesses and hold them for a period of time. If these businesses are subsequently sold for a price greater than their carrying value, then we recognize a gain on sale of business. Unlike businesses held in inventory for resale, if we expect to hold businesses for a period of time before selling, then we treat the transactions as acquisitions and we apply purchase accounting methods, including booking and amortizing the intangible assets. In 2004, we acquired the stock or business assets of six auto insurance agencies for purchase prices totaling $8,258,000 with a carrying value of $7,931,000 and subsequently sold these six agencies during 2004 for a total of $11,847,000. We originally intended to hold these six agencies for a longer period of time and, therefore, we recorded intangible assets and the related amortization expenses in respect of such agencies in 2004. When we sold each of these agencies, the purchase price that we charged to the franchisee buyer included both the price that we paid for the agencies, and the approximate amount of initial franchise fees that we would have charged if instead we had sold these agencies to one of our franchisees immediately after purchasing these agencies. The gain on sale that resulted from our sales of these six agencies primarily resulted from the recapture of amortization expenses (which amounted to $354,000) and the difference between our original aggregate purchase price for the agencies and the ultimate aggregate sales price (which amounted to $3,589,000).~~

Further, supplemental information regarding the gain on sale recorded by the Company with respect to company-owned stores is included in the following table summarizing the six auto insurance agency transactions:

Purchase Date	Purchase Price	Seller Discount	Amortization From Purchase Date	Carrying Value	Sales Price	Sales Date	Gain on Sale Recorded	Initial Franchise Fees (Basic)	Initial Franchise Fees (BAP)
1/30/2004	$1,675,000	$98,000	$94,000	$1,483,000	$2,308,000	8/30/2004	$825,000	$25,000	$551,000
2/27/2004	633,000	—	26,000	607,000	998,000	7/29/2004	391,000	25,000	262,000
6/29/2004	2,860,000	188,000	89,000	2,583,000	4,160,000	10/29/2004	1,577,000	95,000	1,205,000
3/31/2004	1,345,000	—	67,000	1,278,000	2,025,000	9/29/2004	748,000	95,000	485,000
5/27/2004	900,000	41,000	29,000	830,000	1,200,000	9/29/2004	369,000	95,000	305,000
4/24/2004	845,000	—	49,000	796,000	1,156,000	9/29/2004	360,000	—	—
Total	8,258,000	327,000	354,000	7,577,000	11,847,000		4,270,000	335,000	2,808,000

2.B In further response to comment 2, we have expanded our explanation of the 2004 increase in initial franchise fees beginning on page 34 as follows:

Initial Franchise Fees for Basic Services A certain level of basic services is initially provided to all franchisees, whether they acquire an existing business and convert into a Brooke franchise or whether they start up a new Brooke franchise. These basic services include services usually provided by other franchisors, including a business model, use of a registered trade name, access to suppliers and license for an internet based management system. The amount of the initial franchise fees typically paid for basic services is currently $125,000. We expect the initial franchise fee rate for basic services to increase as demand for access to our trade-name, suppliers and business model increases.

Prior to the fourth quarter of 2003, the initial franchise fee for basic services was typically waived because we believed that our franchise operations and trade name were not sufficiently established for franchisees to pay initial franchise fees for our basic services. Prior to the fourth quarter of 2003, our initial franchise fees were attributed to inspection reports and other specific buyers assistance services. However, as our franchise network has grown, our basic franchise services have become more valuable to our franchisees and we have been able to charge for these services.

The value of our basic franchise services was demonstrated when we began selling start up, or de novo, franchises in the fourth quarter of 2003. These franchisees did not require any specific buyers assistance services, but did require basic franchise services such as use of a registered trade name, supplier access and a proven business model. Prior to the first quarter of 2004, we had one start up franchisee. In 2004, we added 41 start up franchisees, demonstrating the value of our basic services. We began allocating initial franchise fees to basic services when we introduced our start up franchise program in the fourth quarter of 2003.

Initial franchise fee revenues for basic services increased $8,370,000 in 2004 to $8,795,000 and was $425,000 in 2003. For the reasons outlined above, ~~P~~prior to 2004, most initial franchise fees for basic services were accounted for as part of our initial franchise fees for buyers assistance plans (see Initial Franchise Fees for Buyers Assistance Plan below). None of the initial franchise fees collected by Brooke Franchise in 2002 was for basic services. Revenues from initial franchise fees for basic services are recognized immediately because Brooke Franchise has no continuing obligation.

Initial franchise fees for basic services are typically assessed once for each franchisee even though some franchisees operate multiple locations. A total of 156, 65 and 55 new franchise locations were added in 2004, 2003 and 2002, respectively. Out of these total franchise locations, 41, 1, and 0 were start up franchise locations added in 2004, 2003 and 2002, respectively. In 2005, our strategy is to decrease our dependence on acquiring and converting new franchise locations into our system, and to significantly increase the number of start up locations relative to the number of new conversion franchise locations. Therefore, we expect initial franchise fees for basic services to increase at a faster rate than initial franchise fees for buyers assistance plan services.

2.C In further response to comment 2, we have expanded our explanation of the 2004 decrease in commissions paid to franchisees as a percentage of commissions received from insurers beginning on page 33 as follows:

Commission expense paid to Brooke Franchise’s franchisees, increased $10,697,000, or 32%, to $44,386,000 in 2004 and $9,482,000, or 39%, to $33,689,000 in 2003. Commission expense increased because insurance commission income increased and franchisees are typically paid a share of insurance commission income. Commission expense represented approximately 77%, 84% and 86%, respectively, of Brooke Franchise’s insurance commissions for the years ended December 31, 2004, 2003 and 2002. Commission expense did not increase as rapidly as commission income primarily because an increasing number of franchisees elected to share office space and overhead costs with other franchisees through service or sales centers ~~Our service/sales centers allow our franchisees to share office space and overhead costs provided~~operated by Brooke Franchise in exchange for an additional share of commissions (generally 35% to 50%) paid to Brooke Franchise. Currently the Company has 12 service centers and 11 sales centers. Of these centers, four service and eight sales centers were opened in 2004.

Franchisees operating in our service centers are responsible for payment of expenses related to sales producers and marketing expenses while Brooke Franchise is responsible for payment of expenses related to office space, administration and customer service. In sales centers, Brooke Franchise is also responsible for payment of sales producers. For competitive reasons, most franchisees prefer not to share office space with other franchisees so we do not expect widespread use of service and sales centers, and therefore, do not expect significant declines in the level of future commissions paid to franchisees for service and sales center services. Although we are actively recruiting additional franchisees into existing service and sales centers, we expect to open few additional centers in 2005.

2.D In further response to comment 2, we have expanded our explanation of the 2004 decrease in participating interest expense as a percentage of interest income beginning on page 38 as follows:

Participating Interest Expense A portion of the interest income that Brooke Credit receives on its loans is paid out to the holders of its participation interest. Those payments to these holders are accounted for as participating interest expense, which is netted against interest income. In 2004, participating interest expense increased 48% to $6,767,000 from $4,587,000 in 2003, primarily as a result of the increase in participation interests that were sold in 2004. In 2003, participating interest expense increased 40% to $4,587,000 from $3,284,000 in 2002 as Brooke Credit increased the amount of participation interests sold.

Participation interest expense represented approximately 54%, 66% and 68%, respectively, of Brooke Credit’s interest income for the years ended December 31, 2004, 2003 and 2002. Participation interest expense did not increase as rapidly as interest income primarily because a smaller percentage of Brooke Credit’s loans were sold as note participations.

2.E In further response to comment 2, we have expanded our explanation of how the $1.4 million increase in policy fee income relates primarily to Texas All Risk General Agency, which was acquired for $1 million, beginning on page 42 as follows:

Policy fee income increased $1,393,000, or 228%, to $2,003,000, in 2004 and $437,000 or 253% to $610,000, in 2003. Policy fee income ~~has~~ increased in 2004 primarily as a result of Brooke Brokerage’s acquisition of Texas All Risk General Agency in November of 2003 and the inclusion of such income from the acquisition for a full year in 2004. Texas All Risk General Agency recorded policy fee income of $1,236,000 in 2003, which approximates the amount of Brooke Brokerage’s policy fee income increase in 2004. Policy fee income represented approximately 32%, 11% and 7%, respectively, of Brooke Brokerage’s insurance commissions for the years ended December 31, 2004, 2003 and 2002. Policy fee expense also increased by a similar amount in 2004, due primarily to the inclusion of policy fee expenses of Texas All Risk General Agency for a full year in 2004.

Supplemental information with regards to the Texas All Risk General Agency purchase price is provided as follows. Although Texas All Risk General Agency generates significant policy fee income, these fees are offset with corresponding policy issuance expenses. Revenues are an important factor when determining the purchase price of an acquisition, but it is not unreasonable for a purchase price to be less than revenues.

3. Please expand your discussion in MD&A relating to the following activities:

•	Explain specifically how commissions paid to franchisees are reduced for franchisee use of your sales/service centers. Describe how these costs are allocated and the expected impact of such franchisee support programs on the level of future commissions paid.

Please note that we have responded to your first item under comment 3 by providing additional disclosures on page 33 as indicated in our above response to comment 2.C.

•	Explain specifically how initial franchise fees are classified as fees for basic services or fees for buyers’ assistance plans (“BAP”). Include a discussion of the facts and circumstances underlying your decision in fourth quarter of 2003 to categorize a significantly greater share of initial franchise fees as initial fees for basic services.

Please note that we have responded to your second item under comment 3 by providing additional disclosures on page 34 as noted in the above response to comment 2.B.

•	Disclose, and explain to us, how your BAP consulting fees are structured, for example hourly, retainer or contingent, how they are billed in relation to agency acquisition and integration, and how you determined that you have no continuing obligation upon receipt of these consulting fees.

Please note that we have responded to your third item under comment 3 by providing additional disclosure on page 34 as follows:

Initial Franchise Fees for Buyers Assistance Plans The amount of the total initial franchise fees for all initial services typically varies based on the level of additional assistance provided by Brooke Franchise, which~~and as the result of negotiations with prospective franchisees.~~ is largely determined by the size of the acquisition. We typically base our initial franchise fees on the estimated revenues of the acquired business. All initial franchise fees are paid to Brooke Franchise when an acquisition closes. ~~The amount of total~~We allocate initial franchise fees collected in excess of~~by Brooke Franchise that exceed~~ $125,000 ~~are for payment of additional services provided pursuant~~ to initial franchise fees for~~a~~ buyers assistance plans.

The most significant part of Brooke Franchise’s growth comes from acquisitions of existing businesses that are subsequently converted into Brooke franchises. Brooke Franchise provides assistance regarding the acquisition and conversion of businesses ~~through a buyers assistance plan that provides initial franchise conversion assistance in addition to initial basic services.~~ such as inspection report compilation, operations analysis and marketing plan development. Initial franchise fees for buyers assistance plans decreased $25,000 in 2004 to $8,122,000 and increased $4,193,000, or 106%, to $8,147,000, in 2003. -As noted above, ~~B~~beginning in the fourth quarter of 2003, we began to categorize a significantly greater share of initial franchise fees as initial franchise fees for basic services. As a result, ~~in 2004,~~ initial fees for buyers assistance plans for 2004 were flat in comparison to 2003; however, total initial fees increased significantly in 2004. Combined together, initial franchise fees for basic services and initial franchise fees for buyers assistance plans were $16,917,000 in 2004 compared to $8,572,000 in 2003, an increase of 97%. The increase of initial franchise fees for buyers assistance plans ~~services~~ in 2003 resulted from continued expansion of Brooke Franchise’s franchise operations and the corresponding increase in business acquisitions and franchise conversions by Brooke franchisees.

The Buyers Assistance Plan is designed to assist a franchisee in inspecting the agency assets to be acquired. The BAP includes an inspection report, an operations report, and a marketing report, all of which are to be delivered on or prior to closing. As such Brooke Franchise performs substantially all of the Buyers Assistance Plan services before an acquisition closes. However, a relatively small level of Buyers Assistance Plan services are performed during the four months after acquisition, including advertising and training assistance. For this reason, a relatively small portion of the initial franchise fees for buyers assistance are correspondingly deferred until the service is performed. Brooke Franchise records initial franchise fee revenues for buyers assistance plans using the percentage of completion accounting method. To reflect revenues not yet earned, we deferred, ~~and~~ $410,000, $771,000 and $1,666,000 of initial franchise fee revenues for buyers assistance plans ~~were deferred~~ as of December 31, 2004, 2003 and 2002, respectively.

Buyers assistance plans provide initial conversion assistance for recently acquired businesses and buyers assistance plan services are, therefore, not provided to buyers of businesses that are already franchises. In addition, buyers assistance plans are not typically provided to franchisees selling to other franchisees and are not provided to franchisees purchasing businesses that had previously been purchased by Brooke Franchise in the past twenty-four months. A total of 115, 59 and 32 of the new franchise locations in 2004, 2003 and 2002, respectively, represent businesses that were converted into ~~a~~ Brooke franchises and received assistance through initial buyers assistance plans ~~assistance~~.

Supplemental information with regards to further explanation of BAP consulting fees is provided as follows. See also the Company’s analysis of EITF 00-21 with respect to revenue recognition in the event of multiple deliverables provided by the Company in connection with comment 12 regarding footnote 1(e).

The level of additional assistance is largely determined by the size of the acquisition so the amount of initial franchise fees is typically based on estimated revenues of the acquired business. All initial franchise fees are paid to Brooke Franchise when an acquisition closes. Brooke Franchise records initial franchise fee revenues for buyers assistance plans using the percentage of completion accounting method. Brooke Franchise performs substantially all of the buyers assistance plan services (onsite inspections and preparation of inspection reports, preparation of facilities reports, operations analysis and preparation of reports, personnel analysis and report preparation and marketing analysis and report preparation, including marketing plan development) before an acquisition closes and typically presents their results to the franchisee in written reports just prior to closing. However, some buyers assistance plan services (such as post closing marketing plan adjustments, advertising and training) are performed during the four months after acquisition and a portion of initial franchise fees is correspondingly deferred until the service is performed.

Buyers Assistance Plans provide initial assistance to franchisee purchasers such as: inspection reports; marketing profile and marketing plan; operations report; data compilation; mass media and direct mail; advertising; extended training/professional training; and, signage. This initial buyers assistance is more fully described in our supplemental responses to comment 12 regarding footnote 1(e). The initial franchise services provided by a BAP are not required by all franchisees, so BAP services are provided in addition to the basic franchise benefits.

The cost for these BAP services is established based on the size of the business being converted into a franchise, due to the additional resources, time and costs involved with the conversion of larger businesses. Following is a listing percentage of time broken down by team and/or regional office.

Regional office staff including Regional Manager and Area Managers — 30% of the regional and area manager’s time is allocated to conducting inspection interviews, reviewing agency operations and gathering information. This work is all conducted prior to closing.

Marketing Department — 20% of the marketing department’s time is allocated to reviewing the existing marketing programs for the agency and preparing a marketing plan to assist in the transition of the business. 90% of the work is completed prior to closing although the marketing department will work with the franchisee after closing to make any necessary adjustments.

Human Resources Department — 15% of the Human Resource’s department time is allocated to a review of the personnel issues involved in the acquisition, including the following: health insurance plan; disability plan; personnel policy; employment agreements; exempt versus non-exempt employees; sick leave plan; vacation policy; and, employment practices liability policy. After the analysis is complete, the Human Resources Department provides recommendations for the new owner to consider. This work is conducted prior to closing.

Facility Department — 10% of the facility department’s time is allocated to reviewing the following items for the existing agency that is entering conversion: real estate lease; Internet service; telephone service; existing vendors for utilities; office equipment leases; computers; computer network; and, servicing agreements. After the analysis is complete, the facility department provides recommendations to the new owner to assist in transitioning the business into the franchise system.

Local Operations — 50% of this team’s time is allocated to reviewing the inspection worksheet and to verifying the accuracy of the inspection report. Local Operations prepares extensive operations, marketing, human resources and facility reports which are provided to the buyer prior to closing.

Local Marketing — The local marketing team allocates approximately 15% of their time to tabulating 3rd party commission statements by month by supplier and verifying gross revenues. The inspection teams use this revenue tabulation as a part of the inspection process and interview with the seller.

•	Provide a full description of your accounting for gains on sale of business. Given your disclosure that this gain results primarily from discounted interest rates on amounts owed to sellers, we do not understand how the 2004 sale of six agencies produced a 49% gain over the original purchase price.

Please note that we have responded to your fourth item under comment 3 by providing additional disclosures on page 35 as noted in the above response to comment 2.A.

•	Provide a full description of your accounting for seller consulting fees. Your disclosure appears to indicate that this consulting process spans the period from initial discussions between you and the agency, agency purchase by you, sale of the agency to a franchisee and subsequent operational integration. Tell us how your consulting fees are structured, for example hourly, retainer or contingent, how they are billed in relation to agency acquisition and integration structure and how you determined that you have no continuing obligation upon receipt of these consulting fees.

In response to the fifth item under comment 3 we have expanded our disclosures beginning on page 35 as follows:

Consulting fees. ~~Consulting fees paid directly by sellers include services provided by~~ Brooke Franchise ~~to~~ helps sellers prepare their businesses for sale by developing business profiles, tabulating revenues, sharing its legal library and general sale preparation. The scope of the seller consulting engagement is largely determined by the size of the business being sold. Seller consulting fees are typically based on the transaction value, are contingent upon closing of the sales transaction, and are paid at closing. Brooke Franchise completes its consulting obligation at closing and is not required to perform any additional tasks for the seller. Therefore, ~~rRevenues from~~ seller consulting fees are recognized at closing because Brooke Franchise has no continuing obligation.

Supplemental information with regards to further explanation of consulting fees is provided as follows. The scope of the seller consulting engagement is largely determined by the size of the business being sold so the amount of seller consulting fees is typically based on businesses’ sales prices. The seller consulting services performed for sellers are specifically outlined in our contracts with them and all such services are entirely unrelated to post-closing operational integration. Payment of consulting fees are contingent upon closing of the sales transaction and seller consulting fees are paid at closing. Once the sales transaction closes, Brooke Franchise has completed its consulting obligation and is not required to perform any additional tasks for the seller.

•	Clarify the nature of your expected profit pattern related to the sales of notes receivable. Your disclosure appears to indicate that the full amount of expected spreads on both the servicing and interest benefits associated with securitized notes are recognized immediately. Future profit appears to represent only the return assumption implicit in the discount rate used to compute present value.

In response to the sixth item under comment 3 we have expanded our disclosures beginning on page 38 as follows:

Gain on Sales of Notes Receivable When the sale of a loan is classified as a true sale pursuant to the criteria established by SFAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” gains or losses are recognized, loans are removed from the balance sheet and residual assets are recorded. We estimate the value of the residual assets by estimating the present value of the future cash flows from the interest and servicing spread, reduced by our estimate of credit losses and note receivable prepayments.~~, representing the present value of future cash flows from the interest and servicing spread, are recorded.~~ The interest and servicing spread is the difference between the rate paid by Brooke Credit to participating lenders and investors and the rate received by Brooke Credit from borrowers. ~~When the sale is classified as a secured borrowing, no gain on sale is recognized, and the note receivable and the corresponding participation loan remain on the balance sheet.~~ Over time, as we receive cash from the payment of interest and servicing income, we reduce the value of the residual asset by recognizing a loss on the interest asset and amortization expense on the servicing asset. Revenues from gain on sales of notes receivables were $2,448,000, $4,320,000 and $2,762,000 in 2004, 2003 and 2002, respectively. The 43% year to year decrease in 2004 resulted from Brooke Credit’s reduction in the relative amount of gain on sales revenues by retaining more sales of notes receivables as secured borrowings.

When the sale is classified as a secured borrowing, no gain on sale is recognized, and the note receivable and the corresponding participation loan remain on the balance sheet. Part of our operating strategy is to reduce the amount of gain on sales revenues and emphasize net interest revenue as our primary source of earnings from our lending operations. If our operating strategy is successful, we expect that the relative amount of gain on sales revenues we record will continue to decrease.

•	Explain fully the term, seller discounts, and disclose the related amounts and income statement classification. Tell us how you determined that you have no continuing obligation upon receipt of these seller discounts.

Please note that we have responded to your seventh item under comment 3 by providing additional disclosure beginning on page 35 as noted in the above response to comment 2.A. In addition, we have expanded our disclosures beginning on page 35 as follows:

Seller Related Revenues Seller related revenues typically ~~occur~~are generated when a business is acquired by Brooke Franchise for sale to a franchisee or an agreement to purchase a business is assigned by Brooke Franchise to a franchisee. Seller related revenues include consulting fees paid directly by sellers, gains on extinguishment of debt to sellers and gains on sale of businesses directly acquired by Brooke

Franchise from sellers. A primary aspect of Brooke Franchise’s business is the buying and selling of businesses. Therefore, all seller related revenues are considered part of normal business operations and are classified on our income statement as operating income. Seller related revenues increased $6,022,000, or 133%, to $10,554,000, in 2004 and $2,339,000, or 107%, to $4,532,000, in 2003. Seller related revenues increased in 2004 and 2003 primarily as the result of continued expansion of Brooke Franchise’s franchise operations and the corresponding increase in business acquisitions and franchise conversions by Brooke franchisees.

Supplemental information with regards to continuing obligations related to seller discounts is provided as follows. We have no continuing obligation upon receipt of seller discounts resulting from gains on extinguishment of debt because, pursuant to our contracts with such sellers, we are released by the seller from all remaining payment obligations. We have no continuing obligation when recording seller discounts resulting from reduced carrying values because, although we have a continuing obligation to pay the deferred portion of the purchase price when due, we are not obligated to prepay the deferred portion of the purchase price or to otherwise diminish the benefit of the below-market interest rate upon which the reduced carrying value is based.

4. Based on the preceding comment, please revise your revenue recognition disclosure in Note 1, as appropriate.

Please note that we have responded to comment 4 by providing additional disclosure beginning on page 55 as noted in our response to comment 12 as discussed below.

Liquidity and Capital Resources, page 43

5. Please provide a robust discussion of your expected sources and needs for capital that covers planned capital commitments for agency acquisitions and franchise statement balances, expected cash flows related to the purchase and sale of your business inventory and subsidiaries, for example insurance agencies, and expected proceeds from your loan securitization program. Discuss the impact of known trends and uncertainties on the expected mix and cost of capital resources. Also, on page 43, you have vague references to the expected cash flows and timeframes related to the sale of note participations or business inventory. Please quantify these expected amounts and specify the time frames.

In response to comment 5, the corresponding disclosures on page 43 have been revised as follows:

~~If necessary, we believe that we can increase cash flow from operating activities within a relatively short period of time by liquidating our notes receivable portfolio through the sale of note, or loan, participations. Gains on sale of inventory have been excluded as an operating source of cash because changes in inventory have been classified as an investing activity. We believe that we can increase cash flow from investing activities within a relatively short period of time by liquidating our business inventory.~~

Our “Other Assets” account balances totaled $8,719,000, $6,083,000, and $3,963,000 on December 31, 2004, 2003, and 2002, respectively, and are comprised primarily of intangible accounts such as excess of cost over fair value of net asset and servicing assets. If our total assets are adjusted to exclude Other Assets, then our total liabilities exceeded our total adjusted assets by $1,383,000, $304,000, and $922,000 on December 31, 2004, 2003, and 2002, respectively. Future acquisitions by us will likely increase the Other Assets account balances and will likely result in total liabilities exceeding adjusted total assets in future periods. Our “Investment in Businesses” account balances of $1,022,000, $367,000, and $403,000 on December 31, 2004, 2003, and 2002, respectively, represent the cost, or market value if lower, of businesses, primarily insurance agencies, held in inventory for resale to franchisees. Although intangible, business inventory is not included in “Other Assets”. We believe that business inventory assets differ from other intangible assets, because business inventory is typically held for a ~~relatively short period of time~~ less than one year and has a recently demonstrated value.

Brooke Corporation As a holding company, Brooke Corporation’s primary sources of revenues are derived from its operating subsidiaries from administrative services fees, income tax sharing arrangements and dividends. We believe that these sources of revenues are sufficient to fund Brooke Corporation’s normal operations and pay its corporate expenses, income taxes and dividends. Brooke Corporation expects to issue additional debt or equity in 2005 to support the projected growth of its operating subsidiaries. In 2004, Brooke Corporation issued long term debt to fund an equity contribution of $8,500,000 to Brooke Credit. In 2005, Brooke Corporation expects to make additional equity contributions to Brooke Credit totaling approximately $15,000,000 to $20,000,000 and plans to fund these capital contributions with the issuance of additional Brooke Corporation equity or long-term debt. Additionally, in 2005, Brooke Corporation expects to make additional equity contributions to Brooke Franchise totaling approximately $5,000,000.

The growth of our franchise network largely determines our future capital needs. Other than the subsidiary equity contributions noted above, based on current trends and our expectations, Brooke Corporation does not currently plan to provide additional capital to its subsidiaries in 2005. We expect that all other subsidiary capital requirements will be met by the operating, investing and financing activities of the individual subsidiaries. The sources and needs for capital of the individual subsidiaries are more fully explained below.

Brooke Franchise Our franchise subsidiary typically generates sufficient cash from its operating and investing activities to satisfy its normal capital needs, including the funding of its business inventory and franchise statement balances. However, to generate sufficient cash to meet its capital needs, Brooke Franchise is largely dependent on the recruitment of additional franchisees and on the availability of loans for these new franchisees from Brooke Credit. Cash of $2,978,000 and $7,598,000, respectively, was generated from franchise operating activities in 2004 and 2003. Additional cash of $15,847,000 and $5,255,000, respectively, was generated from the purchase and sale of subsidiaries, business assets and inventory in 2004 and 2003. During 2005 we expect to invest approximately $5,000,000 to improve Brooke Franchise’s financial strength.

Brooke Credit Our finance subsidiary’s lending activities have been funded primarily through loan participation sales, asset-backed securitizations and bank lines of credit. Most of Brooke Credit’s loans are made to franchisees of Brooke Franchise. Brooke Credit’s operating activities used cash of $7,789,000 and $13,210,000, respectively, in 2004 and 2003 primarily as a result of funding its growing loan portfolio. Brooke Credit expects its loan portfolio to increase again in 2005. To fund this anticipated loan growth, additional Brooke Credit equity is likely required to: improve capital to asset ratios, fund overcollateralization of bank lines of credit and capitalize special purpose entities for securitizations. The capital and loan funding needs of Brooke Credit and, indirectly, the capital needs of Brooke Franchise, are met through the sources discussed below.

Brooke Credit-Loan Participations In recent years, Brooke Credit has relied less on loan participation sales as a source of loan funding. Nevertheless, sale of loan participation interests remains an essential source of funding. Loan participation balances increased $52,218,000 and $45,963,000, respectively, in 2004 and 2003. Brooke Credit expects to sell similar amounts of loan participations to its lender network in 2005.

Brooke Credit-Asset Securitizations In recent years, Brooke Credit has relied on securitizations to fund an increasing share of its loan portfolio. Asset-backed securities totaling $31,850,000 and $20,000,000, respectively, were issued in 2003 and 2004. Based on Brooke Credit’s experience in recent years, it believes that it can sell the asset-backed securities that it expects to issue in 2005. However, if the market for these securities is such that it cannot, then Brooke Credit believes that the funding shortfall can be partially offset with the sale of more loan participations through its lender network and with increased borrowing from its bank lines of credit.

Brooke Credit- Bank Debt As part of Brooke Credit’s securitization activities, it regularly invests in subordinate securities and funds these purchases largely with bank debt. Subordinate securities totaling $4,882,000 and $8,516,000, respectively, were acquired in 2004 and 2003 and corresponding bank debts of $4,832,000 and $7,606,000, respectively, were incurred in 2004 and 2003. Brooke Credit expects to incur additional bank debt in 2005 to acquire subordinate securities in amounts dependent on the level of securitizations undertaken in 2005.

Brooke Credit-Bank Lines of Credit A primary Brooke Credit objective is to increase interest income by holding more loans for longer periods of time prior to their sale as loan participations or asset-backed securities. Brooke Credit has secured two bank lines of credit with combined limits of $54,000,000 for the purpose of funding these loans until sold. Although we may decide to increase our existing bank lines of credit, at the expected levels of loan participation sales, securitizations and bank debt, the existing bank lines of credit limits currently appear sufficient for 2005.

Brooke Brokerage Brooke Brokerage generated $1,586,000 and $2,287,000, respectively, in cash from operating activities in 2004 and 2003. Brooke Brokerage does not expect to need any additional capital in 2005.

Subject to the above uncertainties, ~~W~~we believe that our existing cash, cash equivalents and funds generated from operating, investing and financing activities will be sufficient to satisfy our normal financial needs. Additionally, we believe that funds generated from future operating, investing and financing activities will be sufficient to satisfy our future financing needs, including the required annual principal payments of our long-term debt and any future tax liabilities.

Capital Commitments, page 44

6. Please include purchase obligations related to capital commitments for planned franchisee acquisitions and financing of franchise statement balances and purchase of business inventory in the Table of Contractual Obligations or tell us why these obligations are not included.

In response to comment 6 we have expanded our disclosure and have incorporated such obligations in the table.

	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
		(in thousands)
Short-term borrowings	$31,898	$31,898	—	—	—
Long-term debt	$47,919	$11,124	$20,969	$7,778	$8,048
Interest payments	$10,567	$3,798	$4,151	$1,816	$802
Operating leases (facilities)	$665	$70	$250	$290	$55
Capital leases (equipment)	$6,039	$1,448	$4,064	$527	—
Other contractual commitments	$5,923	$1,467	$3,334	$1,122	—

Total	$103,011	$49,805	$32,768	$11,533	$8,905

7. It appears that scheduled interest payments on long-term debt are excluded from the table. Please include interest payments in the table or disclose, and explain to us, why interest payments are excluded. If you believe that interest payments should be excluded from the table, please expand your liquidity and capital resources disclosures to discuss the amount and timing of interest payments necessary to understand your future cash requirements. Please refer to section IV of Financial Reporting Release 72.

Please note that we have responded to comment 7 by providing additional disclosure on page 44 as noted in the above response to comment 6.

Critical Accounting Policies, page 44

8. We note that you list critical accounting estimates but provide no further discussion or analysis. Please expand your disclosure to include an analysis of the uncertainties in applying the critical accounting policies and the related variability that is reasonably likely to result over time. This discussion should cover how you identified your critical accounting estimates, the historical accuracy of this estimate, its sensitivity to changes in key assumptions and the expected likelihood of changes in the future. We believe that disclosures explaining the likelihood that materially different amounts would be reported under different conditions using different assumptions is consistent with the objective of MD&A. Please refer to Section V of SEC Release No. FR-72.

In response to comment 8, our disclosures starting on page 44 have been revised as follows:

Critical Accounting Policies

Our established accounting policies are summarized in footnote numbers 1 and 2 to our consolidated financial statements for the years ended December 31, 2004, 2003 and 2002. As part of our oversight responsibilities, we continually evaluate the propriety of our accounting methods as new events occur. We believe that our policies are applied in a manner that is intended to provide the user of our financial statements with a current, accurate and complete presentation of information in accordance with Generally Accepted Accounting Principles.

We believe that the following accounting policies are critical. These accounting policies are more fully explained in the referenced footnote numbers 1 and 2 to our consolidated financial statements.

~~•~~	~~Revenue recognition is summarized in footnote 1(e).~~

The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of our assets, liabilities, revenues and expenses. ~~These significant accounting estimates are summarized in footnote 1(b)~~. The following discussions summarize how we identify critical accounting estimates, the historical accuracy of these estimates, sensitivity to changes in key assumptions, and the likelihood of changes in the future. The following discussions also indicate the uncertainties in applying these critical accounting estimates and the related variability that is likely to result in 2005.

Franchisees’ Share of Undistributed Commissions We are obligated to pay franchisees a share of all commissions we receive. Prior to allocation of commissions to a specific policy, we cannot identify the policy owner and do not know the corresponding share (percentage) of commissions to be paid. We estimate the franchisee’s share of commissions to determine the approximate amount of undistributed commissions that we owe to franchisees.

An estimate of franchisees’ share of undistributed commissions is made based on historical rates of commission payout, management’s experience and the trends in actual and forecasted commission payout rates. Although commission payout rates will vary, particularly if use of service/sales centers increases significantly, we do not expect significant variances from year to year. We regularly analyze and, if necessary, immediately change the estimated commission payout rates based on the actual average commission payout rates. The commission payout rate used in 2004 to estimate franchisees’ share of undistributed commissions was 80% and the actual average 2004 commission payout rate to franchisees (net of profit sharing commissions) was 81%. We believe that these estimates will not change substantially in 2005.

Allowance for Doubtful Accounts Our allowance for doubtful accounts is comprised primarily of allowance for estimated losses related to franchise statement balances. Franchise statement losses are estimated by analyzing: all franchise advances that had not been re-paid within the previous four months; total franchise statement balances; historical loss rates; loss rate trends; potential for recoveries; and, management’s experience. Loss rates will vary and significant growth in our franchise network could accelerate those variances. The effect of any such variances can be significant. The estimated allowance for doubtful accounts as of December 31, 2004 was $575,000. The estimated allowance was approximately 49% of the actual amount of franchise statement losses in 2004, approximately 13% of the actual total franchise statement balances as of December 31, 2004, and approximately 36% of the actual franchise advances that had not been re-paid during the four-month period ending December 31, 2004. We believe that this estimate will increase during 2005 primarily as a result of our growing franchise operations and the corresponding growth of franchise statement balances.

Unearned Initial Franchise Fees for Buyers Assistance Plans Services The initial franchise fees that we collect are typically allocated between basic services (for access to our trade-name, suppliers and business model) and buyers assistance plan services (for consulting tasks such as inspection reports, operations analysis and marketing plan development). The initial franchise fees allocated to buyers assistance plan services are recognized as revenues when the individual consulting task is completed which requires that we estimate how much of the initial franchise fees for buyers assistance plan services are attributable to each consulting task. To make these estimates we analyze: the time required to complete the task; the level of expertise required to complete the task; the value of the task to the franchisee; and, management’s experience. Although the amounts of the initial franchise fees allocated are sometimes significant, the effect of variances on our results have not been significant, because most of the consulting tasks are completed prior to payment of the initial franchise fees at closing and all remaining consulting tasks are completed by the end of the four-month term of the buyers assistance plan consulting agreement. We believe that these estimates will not change substantially in 2005.

Discount, Prepayment and Credit Loss Rates Used to Record Loan Participation Sales and Asset Backed Securities Sales We regularly sell the loans that we originate to banks and finance companies. Accounting for the sale of loan participations and loan securitizations and the subsequent tests for impairment are summarized in footnote 2.

Loan participations and loan securitizations represent the transfer of notes receivable, by sale, to “participating” lenders or special purpose entities. The fair value of retained interests and servicing assets resulting from the transferred loans are recorded in accordance with the criteria established by SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” We typically estimate fair value based on the present value of future expected cash flows which requires us to make assumptions about credit losses, prepayment speed and discount rates. Most of our loans are adjustable rate loans on which in 2004 we assumed credit losses of 0.5% each year, prepayment speeds of 10% each year and a discount rate of 8.5%. These assumptions are made based on historical comparisons, management’s experience and the trends in actual and forecasted portfolio prepayment speeds, portfolio credit losses and market interest rates. Although we regularly analyze the accuracy of our assumptions of prepayment speeds, credit losses and discount rate and make changes when necessary, we believe that changes are unlikely in 2005. As of December 31, 2004, we tested retained interests for impairment and the resulting analysis of prepayments speeds and credit losses for the various loan pools indicated that our assumptions were historically accurate. The effect of variances can be significant and the impact of changes in these estimates is more specifically described in footnote 2.

Amortization and Useful Lives We ~~sometimes~~ acquire insurance agencies and other businesses that we intend to hold for more than one year. We record these acquisitions as Amortizable Intangible Assets. Accounting for Amortizable Intangible Assets, ~~the acquisitions~~ and the subsequent tests for impairment, are summarized in footnote 1(g). The rates of amortization of Amortizable Intangible Assets are based on our estimate of the useful lives of the renewal rights of customer and insurance contracts purchased. We estimate the useful lives of these assets based on: historical renewal rights information; management’s experience; industry standards; and, trends in actual and forecasted commission payout rates. The rates of amortization are calculated on an accelerated method (150% declining balance) based on a 15-year life. As of December 31, 2004, we tested amortizable intangible assets for impairment and the resulting analysis indicated that our assumptions were historically accurate and that the useful lives of these assets exceeded the amortization rate. The amortizable intangible assets have a relative stable life and, unless unforeseen circumstances occur, the life is not expected to change in the future. Because of the relatively large remaining asset balance, changes in our estimates could significantly impact our results. We believe that these estimates will not change in 2005.

The rates of amortization of Servicing Assets are based on our estimate of repayment rates, and the resulting estimated maturity dates, of the loans that we service. Loan repayment rates are determined using assumptions about credit losses, prepayment speed and discount rates as outlined in the above discussion about the fair values of servicing assets. As of December 31, 2004, an analysis of prepayments speeds and credit losses indicated that our assumptions were historically accurate and the maturity date estimates were reasonable. Although significant changes in estimates are not expected, because of the relatively large remaining asset balance, changes in our estimates that significantly shorten the estimated maturity dates could significantly impact our results. We believe that these estimates will not change in 2005.

Loan Origination Expenses Brooke Credit typically sells loans soon after origination and retains responsibility for loan servicing. However, most of Brooke Credit’s operating expenses are associated with loan origination. We analyze our lending activities to estimate how much of Brooke Credit’s operating expenses should be allocated to loan origination activities and, therefore, matched, or offset, with the corresponding loan origination fees collected from borrowers at loan closing. The estimated allocations of payroll and operating expenses to loan origination activities are based on: management’s observations and experience; job descriptions and other employment records; and, payroll records. Although not expected, significant changes in our estimation of expense allocations could significantly impact our results because loan fees amounts are significant to us. We believe that this estimate will increase during 2005 primarily as a result of our growing loan origination activity.

Revenue Recognition Policies Revenue recognition is summarized in footnote 1(e).

With respect to the previously described critical accounting policies, we believe that the application of judgments and assumptions is consistently applied and produces financial information which fairly depicts the results of operations for all years presented.

Off Balance Sheet Arrangements, page 45

9. Please provide in a separate section of MD&A the information required by Item 303 (a) (4) of Regulation S-K.

In response to comment 9, the corresponding disclosures beginning on page 45 have been revised as follows:

Off Balance Sheet Arrangements

~~The sale of loan participations and loan securitizations to banks and finance companies has resulted in the removal of a significant amount of loans from our balance sheet. See footnote number 2 to our consolidated financial statements for a discussion of off balance sheet arrangements.~~

As part of our ongoing operations, we make loans to franchisees and others to fund purchases or start ups of insurance agencies or funeral homes or ongoing working capital needs. We engage in the sale of loan participation interests in individual loans to banks and finance companies and the securitization of pools of insurance agency loans. These typically meet the requirements of true sales as outlined in SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities.” The sale of loan participations and loan securitizations has resulted in the removal of a significant amount of loans from our balance sheet. The loan sales enable us to:

•	Reduce our capital investment in our financing subsidiary;

•	Reduce credit risk by removing loans from the balance sheet;

•	Recognize gains on sales of loans; and

•	Fund additional loans.

Even when loans are removed from the balance sheet, however, some risk is retained with respect to those loans that are sold with full recourse and the over-collateralized portion of securitized loan pools.

Loan Sales and Securitizations When the sale of a loan is classified as a true sale, gains or losses are recognized, loans are removed from the balance sheet and residual assets, representing the present value of future cash flows from the interest and servicing spread, are recorded. Future cash flows are reduced by the amount of estimated credit losses and notes receivable prepayments, based on management’s assumptions and estimates.

The following table reports for each of the three securitizations in which we have been involved during fiscal years 2003 and 2004: (1) the amount of loans sold to a qualifying special purpose entity, (2) the amount of asset-backed securities issued as a part of the securitization, (3) the fair value of the difference between loans sold and securities issued to accredited investors and the fair value of the interest receivable retained recorded as a security for the period ended December 31, 2004, (4) the portion of the security comprised of retained interest, and (5) the portion of the security comprised of retained equity in the special purchase entity.

Securitization Table

Date of Securitization	Loans Sold	Asset-Backed Securities Issued	Servicing Income	Fair Value	Retained Interest	Retained Equity
April 2003	$15,825,000	$13,350,000	$11,000	$3,502,000	$470,000	$3,032,000
November 2003	23,526,000	18,500,000	17,000	6,955,000	984,000	5,971,000
June 2004	24,832,000	20,000,000	6,000	6,658,000	1,955,000	4,703,000

At December 31, 2004, 2003 and 2002, we had transferred assets with balances totaling $136,288,000, $101,514,000 and $59,516,000, respectively, that were accounted for as true sales, resulting in pre-tax gains for the years ended December 31, 2004, 2003 and 2002 of $2,475,000, $4,368,000 and $2,763,000, respectively. Purchasers of these note receivables obtained full control over the transferred assets (i.e. notes receivables) and obtained the right, free of conditions that constrain it from taking advantage of that right, to pledge or exchange the notes receivables. Furthermore, the agreements to transfer assets do not entitle, or obligate, us to repurchase or redeem the notes receivable before their maturity except in the event of an uncured breach of a representation or warranty.

Servicing and Retained Interest Assets When we sell loan participations, we generally retain servicing income and recognize non-cash gains for the servicing benefits related to the loan sale. In recognizing such gains, we book a loan servicing asset on our balance sheet equal to our estimate of the present value of future cash flows resulting from the servicing spread. We recognize such assets only when the income allocated to our servicing responsibilities exceeds our cost of servicing, which we typically estimate at 0.25% of the loan value being serviced. On loan participations, we are typically paid annual servicing fees ranging from 0.25% to 1.375% of the outstanding loan balance. On loan securitizations, we are typically paid annual servicing fees ranging from 0.10% to 0.25% of the outstanding securitized loan balances. When the annual service fees paid to us are less than the minimum cost of servicing, which is estimated at 0.25% of the outstanding balance, a servicing liability is recorded.

To the extent that the difference between the rate paid by Brooke Credit to participating lenders and investors and the rate received by Brooke Credit from borrowers exceeds the maximum of 1.375% allocated to the servicing benefit, Brooke Credit recognizes a non-cash asset, called an “Interest Receivable Asset”, on its balance sheet. This amount is equal to our estimate of the present value of future cash flows resulting from this interest spread. With respect to sale of loan participations, our right to interest income is not subordinate to the purchaser’s interests and we share interest income with purchasers on a pro rata basis. Although not subordinate to the purchaser’s interests, our retained interest is subject to credit and prepayment risks on the transferred assets. On loan participations sold with recourse, our retained interest is subject to credit risk on the transferred assets.

Components of the loan servicing asset, servicing liability, interest receivable asset relating to loan participation sales as of December 31, 2004 were as follows (in thousands):

	Servicing Asset	Servicing Liability	Interest Receivable Asset
Estimated cash flows from loan servicing fees/interest income	$5,562	$0	$2,793
Less:
Servicing expense	(1,116)	55
Estimated credit losses*			(66)
Discount to present value	(1,537)	(16)	(243)
Carrying Value	$2,909	$39	$2,484

*	Estimated credit losses from liability on sold recourse loans with balances totaling $3,733 as of December 31, 2004. Credit loss estimates are based upon experience, delinquency rates, collateral adequacy, market conditions and other pertinent factors.

Retained Securities The terms of Brooke Credit’s securitizations require the over-collateralization of the pool of loan assets that back the securities sold to investors. Brooke Credit retains ownership of the resulting subordinate interest in the loan pool and borrows money from commercial banks to fund this investment. As such, our retained interest is subject to credit and prepayment risks on the transferred assets. As of December 31, 2004, Brooke Credit had subordinate investment interest in loan pools totaling $13,707,000, part of which is the carrying value of our retained interest in asset-backed securities, and has borrowed $7,871,000 as of December 31, 2004 from commercial banks to fund this investment.

In connection with the recognition of non-cash gains for the interest benefits of asset-backed securities sales, the present value of future cash flows were recorded as an interest receivable asset and included on the balance sheet as part of the investment securities balance. Components of the interest receivable asset as of December 31, 2004 were as follows (in thousands):

Estimated cash flows from interest income	$5,332
Less:
Estimated credit losses	(783)
Discount to present value	(1,140)
Carrying Value of Retained Interest in Asset-Backed Securities	$3,409

Loans Sold With Recourse The business and real estate loans on our balance sheet at December 31, 2004 and 2003, $3,733,000 and $14,131,000, respectively, were sold to various participating lenders with recourse to Brooke Credit Corporation. Such recourse is limited to the amount of actual principal and interest loss incurred and any such loss is not due for payment to the participating lender until such time as all collateral is liquidated, all actions against the borrower are completed and all liquidation proceeds applied. However, participating lenders may be entitled to periodic advances from Brooke Credit Corporation against liquidation proceeds in the amount of regular loan payments. At December 31, 2004, all such recourse loans: a) had no balances more than 60 days past due; b) had adequate collateral; c) and, were not in default.

Market Conditions Affecting Sale and Securitization Transactions Our lending operations depend on our ability to sell either loan participation interests or securities backed by our insurance agency loans to banks and finance companies. We believe that our relationships with participating lenders and loan pool investors have been good and that we will continue to have available purchasers of our loan participation interests and asset-backed securities. However, a significant change in the credit markets could have an adverse impact on our ability to sell loans. Several factors will affect our ability to sell participation interests in our loans and to complete securitizations, including:

•	conditions in the securities markets, generally;

•	conditions in the asset-backed securities markets;

•	the credit quality and performance of our financial instruments and loans;

•	our ability to adequately service our financial instruments and loans; and,

•	the absence of any material downgrading or withdrawal of ratings given to securities previously issued in our securitizations.

Proposed Accounting Changes The Financial Accounting Standards Board has indicated its intention to reissue the exposure draft, “Qualifying Special Purpose Entities and Isolation of Transferred Assets, an Amendment of FASB Statement No. 140,” during the third quarter of calendar year 2005. The purpose of the proposal is to provide more specific guidance on the accounting for transfers of financial assets to a qualified special purpose entity. Provisions in the first exposure draft, as well as tentative decisions reached by the Board during its deliberations, may require the Company to consolidate its current qualified special purpose entities. The provisions of the exposure draft are subject to FASB due process and are subject to change. We will continue to monitor the status of the exposure draft, and consider changes, if any, to current structures as a result of the proposed rule.

Quantitative and Qualitative Disclosures about Market Risk, page 45

10. Please revise to provide the disclosures required by Item 305 of Regulation S-K outside of the financial statements. Please refer to our Questions and Answers about the New “Market Risk” Disclosure Rules date July 31, 1997.

In response to comment 10, the disclosures on page 45 have been revised to delete the cross-reference to the financial statement footnotes and include the relevant information in Item 7A as follows:

ITEM 7A.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We originate loans which will generally be sold to funding institutions as participation interests or to accredited investors as asset-backed securities. The substantial majority of the loans are adjustable-rate loans based on a prime rate plus a margin and interest rate changes will impact their value, and may impact credit losses and prepayments associated with the loans. A significant rise in interest rates may result in an increase in credit losses. A significant decrease in interest rates may result in an increase in prepayment speed as borrowers refinance their loans at lower interest rates.

When interest rates on our loan assets do not adjust at the same rates as our liabilities associated with those assets, our earnings are subject to risk. Interest rate risk associated with loan assets and funding liabilities prior to the sale of the loans is minimized by the fact that loans are generally held for less than one year. We further manage interest rate risk on loan assets and liabilities remaining after the sale of the loans by matching our cost of funds with the rate structure of the underlying loans. We apply interest rates on those assets and liabilities that float at a spread above the prime rate, so that, when interest rates on the assets adjust, the interest rates on the liabilities adjust correspondingly.

When loans are sold, and the sale of participation interests or asset-backed securities is classified as a true sale, we record a gain on sale for the interest benefit based on a present value calculation of future cash flows of the underlying loans, net of prepayment and credit loss assumptions. When the sale of a loan participation interest is accounted for as a true sale, we retain servicing responsibilities for which we receive annual servicing fees based on a percentage of the outstanding balance. The gain or loss associated with loan servicing is determined based on present value calculations of future cash flows from the servicing the underlying loans, net of prepayment assumptions. The present value calculations of future cash flows of underlying loans and future cash flows from the servicing of underlying loans are based in part on management’s estimates of discount rates. Underlying loans with adjustable interest rates are evaluated separately from loans with fixed interest rates. A significant rise in interest rates could result in the impairment of retained interest and servicing assets and adversely affect the Company’s business financial condition and results of operation. Impairment is evaluated and measured annually. No impairment was recognized in the years ended December 31, 2004, 2003, and 2002. We continuously monitor market conditions, interest rate changes and market comparables, evaluate the propriety of the discount rate utilized in our assumptions, and assess interest rate sensitivity as an indication of interest rate risk. ~~See footnote number 2 to our consolidated financial statements regarding Notes Receivable, fair value and the effect of an adverse change to the discount rate. At this time, we do not utilize derivative instruments to hedge against changes in interest rates or for any other purposes.~~

At December 31, 2004, key economic assumptions used in measuring the retained interests and servicing assets when loans were sold or securitized during the year were as follows (rates per annum):

	Business Loans (Adjustable Rate Stratum)*	Business Loans (Fixed-Rate Stratum)
Prepayment speed	10%	8%
Weighted average life (months)	137	61
Expected credit losses	0.5%	0.21%
Discount rate	8.5%	8.5%

*	Rates for these loans are adjusted based on an index (for most loans, the New York prime rate plus 3.50%). Contract terms vary but, for most loans, the rate is adjusted annually on December 31st. Beginning in the third quarter of 2004, contract terms on new loans are adjusted monthly or daily to an index.

At December 31, 2004, assumptions relating to discount rate and the sensitivity of the current fair value of residual cash flows to immediate 10 percent and 20 percent adverse changes in those assumptions are as follows:

(in thousands)	Business Loans (Adjustable Rate Stratum)	Business Loans (Fixed Rate Stratum)
Discount rate (annual)	8.5%	8.5%
Impact on fair value of 10% adverse change	$(192)	$(2)
Impact on fair value of 20% adverse change	$(371)	$(4)

These sensitivities are hypothetical and should be used with caution. The effect of a variation in a particular assumption on the value of the retained interests and servicing assets is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities. See footnote 2 to our consolidated financial statements regarding Notes Receivable, fair value and the effect of adverse changes to prepayment speed and credit losses.

The above adverse changes for discount rate are calculated on our retained interests and servicing assets on loans sold totaling $136,288,000.

The following illustrate how the changes in fair values were calculated for 10% and 20% adverse changes in discount rate assumptions (in thousands).

Effect of Increases in Assumed Discount Rate on Servicing Asset

(in thousands)	Adj Rate Stratum		Fixed Rate Stratum
	10% Discount Rate Increase	20% Discount Rate Increase	10% Discount Rate Increase	20% Discount Rate Increase
Estimated cash flows from loan servicing fees	$5,390	$5,390	$173	$173
Servicing expense	(958)	(958)	(158)	(158)
Discount of estimated cash flows	(1,610)	(1,685)	(10)	(10)

Carrying value of servicing asset after effect of increases	2,822	2,747	5	5
Carrying value of servicing asset before effect of increases	2,904	2,904	5	5

Decrease of carrying value due to increase in discount rate	$(82)	$(157)	$0	$0

Effect of Increases in Assumed Discount Rate on Retained Interest (Interest Only Strip Receivable, including retained interest carried in Securities balance)

(in thousands)	Adj Rate Stratum		Fixed Rate Stratum
	10% Discount Rate Increase	20% Discount Rate Increase	10% Discount Rate Increase	20% Discount Rate Increase
Estimated cash flows from interest income	$7,967	$7,967	$203	$203
Estimated credit losses	(845)	(845)	(4)	(4)
Discount of estimated cash flows	(1,518)	(1,622)	(20)	(22)

Carrying value of retained interests after effect of increases	5,604	5,500	179	177
Carrying value of retained interests before effect of increases	5,712	5,712	181	181

Decrease of carrying value due to increase in discount rate	$(108)	$(212)	$(2)	$(4)

At this time, we do not utilize derivative instruments to hedge against changes in interest rates or for any other purpose.

Consolidated Financial Statements

Consolidated Statements of Operations, page 49

11. It appears that your presentation of “Operating Income” line items does not comply with the presentation of net sales and gross revenues under Article 5-03 of Regulation S-X. Please tell us how items, such as interest income (net), gain on sale of businesses, gain on sale of notes receivable, and gain on extinguishment of debt are considered revenues under Article 5 of Regulation S-X.

Supplemental information with regards to interest income (net), gain on sale of businesses, gain on sale of notes receivable, and gain on extinguishment of debt is provided as follows.

APB9 states that net income should include the ordinary, normal, recurring operations of the entity during the current period with extraordinary items shown separately from ordinary operations.

GAAP states that the income presentation should include:

a)	Income from continuing operations, including, if applicable, unusual or infrequently occurring items, equity in operation of investees, and goodwill impairment losses;

b)	Discontinued operation of a component of an entity, including, if applicable, goodwill impairment losses;

c)	Extraordinary items; and,

d)	Cumulative effects of accounting changes.

Regulation S-X Article 5 states that the income presentation should include net sales and gross revenues and should state separately:

a)	Net sales of tangible products;

b)	Operating revenues of public utilities or others;

c)	Income from rentals;

d)	Revenue from services; and

e)	Other revenues.

Based on the definitions above we made the following determinations by category:

1)	Interest income (net) – Brooke Credit issues loans to borrowers in the normal course of business and sells these loans to unaffiliated parties. The interest income received by Brooke Credit is offset by the interest it pays to unaffiliated parties. We record the net interest income to reflect the interest income earned by Brooke Credit in the normal course of its business.

2)	Gain on sale of businesses – In the normal course of business, Brooke Franchise purchases businesses into inventory and then sells the businesses to franchisees or to unaffiliated parties (usually on the same day). However, upon the purchase of the business, the Company typically retains a portion of the purchase price as a zero percent note payable to the business seller. Upon the recording of the zero percent discount of the note, we discount the note payable and reduce the purchased value of the businesses which results in a gain on sale of businesses. Since this happens in the ordinary course of our business, this income is noted as part of our franchise segment operating income.

3)	Gain on sale of notes receivable – Brooke Credit issues loans to borrowers in the normal course of business and sells the loans to unaffiliated parties. The Company does not retain sufficient capital to hold all of these loans on their books. Therefore, the Company, sells these loans pursuant to true sales in connection with securitizations or loan participations and, pursuant to FAS140, the Company records a gain on the sale. This is our ordinary method of funding the loans made by Brooke Credit, and therefore, gains on sales of businesses are recorded as operating income.

4)	Gain on extinguishment of debt – Brooke Franchise’s seller notes payable are sometimes prepaid prior to maturity, either in whole or in part. If several months after a business is purchased, the Company is reasonably confident that the business assets were accurately represented and no significant transition problems have been identified, the Company agrees to prepay in whole or in part the remaining amounts due to sellers provided the remaining balance is adequately discounted.

Note 1. Summary of Significant Accounting Policies

(e) Revenue Recognition, pages 55 and 56

12. Please expand your disclosure to address the following:

•	Clarify the terms of your contingent and profit sharing arrangements with insurance companies.

•	It appears that your franchises are revenue arrangements with multiple deliverables. Please provide the disclosures required by paragraph 18 of EITF 00-21. Please clarify how you allocate the initial franchise fee to BAP related services included in the initial fee. Disclose the input and output measures used to recognize fees associated with a particular service using the percentage of completion method.

•	Please disclose how you recognize loan origination fees and related direct costs.

In response to comment 12, we have expanded footnote 1(e) regarding revenue recognition beginning on page 55 as follows:

(e) Revenue Recognition

Commissions. Commission revenue on insurance policy premiums is generally recognized as of the effective date of the policies or, in certain cases, as of the effective date or billing date, whichever is later. Contingent and profit sharing commissions typically represent a share of insurance company profits on policies written by the Company. The calculation of insurance company profits is usually made by the insurance company by deducting policyholder claims and insurance company expenses from policy premiums. Although the share of insurance company profits paid to the Company is affected by annual premium growth, the Company does not typically receive contingent commissions based solely on premium volume. -Contingent and profit sharing commissions are generally paid based on prior years’ performance and recognized when received. Premiums due from the insured to the Company are reported as assets of the Company and as corresponding liabilities, net of commissions, to the insurance carriers.

In the event of cancellation or reduction in premiums, for policies billed by an insurance carrier, a percentage of the commission revenue is often returned to the insurance carrier and revenues are correspondingly reduced. The commission refunds are calculated by the insurance carriers and are typically deducted from amounts due to the Company from insurance carriers. The Company has estimated and accrued a liability for commission refunds of $976,000 and $688,000 at December 31, 2004 and 2003, respectively.

Policy fees. The Company receives fees for the placement and issuance of policies that are in addition to, and separate from, any sales commissions paid by insurance companies. As these policy fees are not refundable and the Company has no continuing obligation, all such revenues are recognized on the effective date of the policies or, in certain cases, the billing date, whichever is later.

Interest income. The Company recognizes interest income when earned.

Gains on sale of notes receivable. Loan participation and loan securitizations represent the transfer of notes receivable, by sale, to “participating” lenders or special purpose entities. When transfers meet the criteria to be accounted for as a true sale, established by SFAS 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", the gain on sale of a note receivable is recognized when the note receivable is sold. When the Company sells notes receivables, it typically retains servicing rights and interest income. Gains or losses on sales of notes receivable depends, in part, on the previous carrying amount of the financial assets involved in the transfer, allocated between the assets sold and the retained interest and servicing assets based on their relative fair value at the date of transfer.

Loan origination fees. Loan origination fees charged to borrowers are offset against loan origination expenses incurred during the underwriting and placement of ~~the~~ loans and are, therefore, not recorded as revenues. Loan origination fees reimburse the Company for cash outflows associated with the up-front issuance costs such as financial guarantee policy premiums, travel expenses for location inspections or meetings with the borrowers, and placement of the loans to outside investors.

Initial franchise fees. The Company receives initial franchise fees for two types of initial franchise services: basic services provided pursuant to a franchise agreement and buyers assistance plan (“BAP”) services provided pursuant to a consulting agreement. Agreements are typically executed, and initial franchise fees are typically paid, when a franchise is acquired or opened. Initial franchise fees are non-refundable after execution of the franchise or consulting agreement.

~~As part of its initial services to franchisees, the Company~~ The initial franchise fees for basic services cover the franchisees’ access to the registered name “Brooke,” access to suppliers, and access to the Company’s Internet-based management software program. These basic services are the types of services typically provided by franchisors. Delivery of these services is substantially complete when the franchise location is opened. Therefore, all such revenues are immediately recognized.

The initial franchise fees paid for BAP services cover several separate and distinct consulting tasks such as inspection report compilation, marketing profile and plan development, and operations analysis. Each consulting task is a separate accounting unit and revenues for each consulting task are recognized using the percentage of completion accounting method. Most of the BAP services (inspection reports, operations analysis and marketing plan development) are provided by the Company before franchise acquisition, resulting in the recognition of associated revenues at closing. As a result, in 2004, approximately 87% of those initial franchise fees related to BAP assistance were immediately recognized as revenue. The remaining BAP initial franchise fees are typically recognized during the four months after franchise acquisition as the remaining BAP consulting services are performed. When calculating the percentage of completion for these remaining BAP consulting services, the Company analyzes the time and expense expended to date in providing these services and the amount of tangible benefits received to date by franchisees.

~~sometimes assists franchisees with the conversion of acquired businesses into its franchise system pursuant to a Buyers Assistance Plan (“BAP”). If part of the initial franchise fees paid by franchisees to the Company is for BAP assistance then the BAP part of the initial franchise fee is allocated to each of the BAP related services provided by the Company and the fee associated with a particular service is recognized as revenue using the percentage of completion accounting method. Substantially all of the BAP services (inspection reports, operations analysis and marketing plan development) are provided by the Company before franchise acquisition. As such, in 2004 approximately 87% of those initial franchise fees related to BAP assistance were immediately recognized as revenue. Remaining BAP related fees are typically recognized throughout the four month BAP period as the remaining BAP related services are performed.~~

~~The part of the initial franchise fees paid by franchisees to the Company that does not represent payment for BAP related services is for the basic services that are substantially completed when the franchise location is opened and therefore, all such revenues are immediately recognized. Some of the basic services include access to the registered name “Brooke”, access to suppliers, and access to the Company’s Internet based management software program.~~

Total initial franchise fees for BAP services typically vary based on a percentage of the acquired business’s revenues because the time and expertise required of the Company to perform BAP services generally varies with acquisition size. However, the time and expertise required of the Company to provide basic services and the value to franchisees of those basic services, remains the same for all franchisees (even to start up or de novo franchisees), so the amount of total initial franchise fees allocated to basic services does not vary. Accordingly, total initial franchise fees are first allocated to initial franchise fees for basic services in the amount typically charged to start up franchisees and the remainder of the total initial franchise fees is allocated to BAP services.

Seller consulting fees. The Company completes its consulting obligation to business sellers at closing and is not required to perform any additional tasks for the seller. Therefore, ~~R~~revenues from seller consulting fees are recognized at closing because the Company has no continuing obligation.

Gains on sale of businesses. The Company sometimes negotiates below-market interest rates on the deferred portion of purchase prices paid to business sellers. These interest rate concessions reduce the Company’s carrying value and increase the Company’s gain when sold to franchisees. Although the Company has a continuing obligation to pay the deferred portion of the purchase price when due, it is not obligated to prepay the deferred portion of the purchase price or to otherwise diminish the benefit of the below-market interest rate. Therefore, revenues from~~,~~ gains on sale of businesses~~,~~ resulting from deferred payments to sellers are recognized at closing because the Company has no continuing obligation.

The Company sometimes acquires businesses that it plans to own and operate as part of its business. If it later decides to sell such businesses for a price greater than their carrying value, then it recognizes a gain. When the business is sold, the Company has no continuing obligations and, therefore, revenues from gains on sale of businesses resulting from agency sales~~, and seller discounts~~ are recognized immediately at the time of sale~~because the Company has no continuing obligation~~.

Premiums. Through its subsidiary DB Indemnity LTD, excess liability premiums are recorded on the written basis and recorded as revenues ~~on a pro-rata basis~~ over the term of the policies. Unearned premium reserves are established to cover the unexpired portion of premiums written and assumed and revenues are correspondingly reduced.

Supplemental information with regards to revenue recognition is provided as follows. We have evaluated the services we provide pursuant to the Buyers Assistance Plan, when such services are performed and when work product is delivered, and when revenue for each distinct service or deliverable should be recognized. In the event a contract calls for multiple deliverables, ETIF 00-21 allows recognition of revenue for an individual unit, if:

1)	The delivered item has value to the customer on a stand-alone basis;

2)	There is objective and reliable evidence of the fair value of the undelivered items; and,

3)	The right of return or performance of the undelivered item is considered probable and substantially in the control of the vendor.

Our BAP services and deliverables include the following items:

1)	Inspection Report

2)	Marketing Profile and Marketing Plan

3)	Operations Report

4)	Data Compilation

5)	Mass Media and Direct Mail Advertising

6)	Extended Training/Professional Training

7)	Signage

Inspection Report – Brooke Franchise interviews the seller extensively to solicit and organize information about the assets to be acquired. It then provides the buyer with an inspection report that compiles information gathered from the seller based on the criteria defined in the BAP agreement. This process takes approximately 26% of the time expended on performing BAP services (“BAP time”). The estimate is based on the average time involved by each team and/or the regional office which is more fully discussed in the supplemental information provided in response to the third item of comment 3. This service has a stand alone value since inspection interviews and inspection report preparation are types of services that many businesses frequently hire consultants to perform.

Marketing Profile and Marketing Plan – Prior to the ownership transfer, Brooke Franchise’s marketing team works with the buyer to create an annual marketing plan specifically designed to fit the business, the buyer’s personality and the business’s current customer base. This process takes approximately 25% of the BAP time. The estimate of time is based on the average time involved by Brooke Franchise’s marketing teams. This service has a stand alone value since this is a service many advertising agencies perform for businesses.

Operations Report – Prior to the closing of the acquisition, Brooke Franchise compiles an operations report that describes the seller’s current business operation, facilities and personnel, and makes recommendations to buyers that they may implement after the acquisition closes. This process takes approximately 25% of the BAP time. The estimate of time is based on the average time involved by Brooke Franchise’s operations team. This service has a stand alone value since this is a service that many businesses hire outside consultants to perform.

Data Compilation – Brooke Franchise compiles information on the insurance companies and the level of commission in each company. The compilation of the commissions includes a detailed breakdown of the book of business which assists buyers in valuing the assets to be acquired. This process takes approximately 9% of the BAP time. The estimate of time is based on the average time involved in preparing the compilation. This service has a stand alone value since this is a service that many businesses hire outside consultants to perform.

Mass Media and Direct Mail Advertising – Brooke Franchise provides financial assistance to the franchisees over the first four months for marketing to customers. This process takes approximately 8% of the BAP time. This estimate of time is based on the average time involved in preparing mailings. This service has a stand alone value since this is a direct reimbursement of expenses.

Extended Franchise Training/Professional training – Brooke Franchise provides additional training to franchisees in addition to the basic training and procedural guide. This training takes approximately 6% of the BAP time. This estimate of time is based on our historical experience with respect to training. This service has a stand alone value since many companies provide classes and seminars to businesses to better understand computer programs.

Signage –Procuring signage takes approximately 1% of the BAP time. This estimate of time is based on the time involved in providing signage.

(g) Amortization of Intangible Assets, page 57

13. Please tell us the contractual nature of renewal rights purchased in connection with your acquisition of insurance agencies and explain the basis for your conclusion that an appropriate amortization period for these rights is 15 years. Also, it is unclear to us how these renewal rights relate to agency acquisitions described in Note 1(i). Please provide appropriate clarification in your disclosure here and linkage with disclosures in Notes 1(i) and 12. If renewal rights relate to agencies that have been resold or are planned to be resold, please refer us to the technical guidance upon which you based your decision to capitalize and amortize these assets.

In response to comment 13, we have expanded footnote 1(g) regarding amortizable intangible assets beginning on page 57 as follows:

(g)	Amortizable Intangible Assets

Included in other assets are the unamortized costs of renewal rights (rights to renewal commissions received from insurance policies) purchased by the Company and through subsidiaries (Brooke Life and Health, Inc., The American Agency, Inc., CJD & Associates, L.L.C., T.A.R. Holding Co., Inc. and Texas All Risk General Agency, Inc) for businesses the Company plans to own and operate for more than one year. The balance is being amortized over a 15-year period using an accelerated 150% declining balance switching to straight-line method. The rates of amortization of Amortizable Intangible Assets are based on our estimation of the useful lives of the renewal rights of customer and insurance contracts purchased. Amortization was $898,000, $291,000 and $163,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

The acquisition of renewal rights purchased by the Company or by its subsidiaries for businesses the Company plans to own and operate for less than one year are not classified as Amortizable Intangible Assets (see footnote 1(i)). Recent acquisitions and divestitures of Amortizable Intangible Assets are discussed in footnote 12.

On July 1, 2002, the Company acquired 100% of the outstanding ownership interests of CJD & Associates, L.L.C. and $1,417,000 of the initial purchase price was allocated to renewal rights. The sellers may be entitled to an increase of the initial purchase price based on the amount of monthly net revenues received in future periods. In accordance with FAS 141, “Business Combinations,” any such payments for an increased purchase price shall be recorded as Amortizable Intangible Assets when made. Additional payments of the purchase price have been made in the amount of $993,000 since the initial purchase.

On August 1, 2002, the Company acquired insurance agency renewal rights operating under the trade-name of Bornstein Financial Group for an initial purchase price of $200,000. On August 8, 2003, an additional payment of $100,000 was made and the final total purchase price increased to $300,000 and was recorded as an Amortizable Intangible Asset in accordance with FAS 141, “Business Combinations.” The Company operates this business asset under Brooke Life and Health, Inc.

On November 30, 2003, CJD & Associates, L.L.C. acquired 100% of the outstanding shares of Texas All Risk General Agency, Inc. and T.A.R. Holding Co., Inc. which collectively own 100% of the outstanding shares All Risk General Agency, Inc. $1,000,000 of the initial purchase price was allocated to Amortizable Intangible Assets. The sellers may be entitled to an increase of the initial purchase price based on the amount of monthly net revenues received in future periods. In accordance with FAS 141, “Business Combinations,” any such payments for an increased purchase price shall be recorded as Amortizable Intangible Assets when made. Additional payments of the purchase price have been made in the amount of $472,000 since the initial purchase.

As a result of the acquisition of CJD & Associates, L.L.C. on July 1, 2002, the Company recorded additional Amortizable Intangible Assets of $85,000 (net of accumulated amortization of $111,000).

In February 2003, the Company acquired the rights to the web-site “Agencies4Sale.com” for $25,000.

In February 2004, the Company acquired insurance agency renewal rights from Brent and Haeley Mowery for $499,000.

Subsequent to the initial recording at fair value, the amortizable intangible asset is evaluated and measured annually for impairment. The impairment testing is performed by two different methods of analysis. The first method is a cash flow analysis to determine if there is sufficient operating cash flows. The second method is a fair market value analysis based primarily on comparative sales data. If analysis indicates that operating cash flows are insufficient or the asset’s fair value is less than its book value, then an impairment has occurred and the Company writes down the asset to the estimated fair value. No impairment was recognized for the years ended December 31, 2004, 2003 or 2002.

Supplemental information with regards to amortization of intangible assets is provided as follows.

The assets described in Note 1(i) refer to businesses that are inventoried and held for sale. These assets are not amortized because the intent is to sell within a short period of time and not hold on our books as a business purchase. Agencies that have been sold or plan to be sold are not capitalized and amortized.

The assets referred to in Note 12 are businesses that the Company purchased to operate.

The renewal rights purchased are the rights to customers and insurance contracts with policy renewals for each customer. The amortization is based on a 15-year life but at an accelerated rate (150% declining balance) of amortization to reduce the value of the asset faster in early years. The 15-year life was historically calculated on an actual policy lost basis to determine that the useful life of these assets was greater than 15 years. We also complete an impairment test on the amortized assets to determine if the asset value is decreasing at a faster rate than our amortization. We did not incur an impairment loss at December 31, 2004, which would support a life exceeding the accelerated amortization rate on a 15-year life. The renewal rights acquired are related to businesses owned and operated by the Company. We do not recognize amortization expense on businesses which we acquire for our inventory to subsequently sell to our franchisees.

(i) Investment in Businesses, page 58

14. Please provide references to the authoritative literature that served as the basis for your accounting for investments in businesses that are acquired but not resold “simultaneously”. Provide expanded disclosure describing those factors that distinguish between insurance agencies acquired to be resold as disclosed in Note 1(i) and insurance agencies acquired to be held for investment and operated by you as disclosed in Note 12. Tell us the income and expenses for each period presented relating to agencies held for sale, not resold “simultaneously”, and agencies held and used.

In response to comment 14, we have amended footnote 1(i) beginning on page 58 as follows:

(i) Investment in Businesses

The amount of assets included in the “Investment in Businesses” category is the total of purchase prices paid, or market prices if lower, for business assets, primarily renewal rights, that Brooke Franchise Corporation acquires to hold in inventory for sale to its franchisees. Renewal rights associated with businesses that the Company plans to own and operate for less than one year are considered inventory and are not amortized (see footnote 1(g)) because the residual values of those assets are expected to be the same at the time of sale to franchisees as the time of acquisition by the Company. ~~These assets are carried at the lower of cost or market because they are available for sale and not held for investment.~~ Typically, the Company acquires and sells the business assets simultaneously. If the assets are not sold simultaneously, then the Company operates the business until sold and records the income and expense associated with the business. The amount of income and expenses associated with inventoried businesses is not considered material by the Company. The number of businesses purchased for this purpose for the years ended December 31, 2004 and 2003 was 51 and 50, respectively. Correspondingly, the number of businesses sold from inventory for the year ended December 31, 2004 and 2003 was 50 and 50, respectively. At December 31, 2004 and 2003, the “Investment in Businesses” inventory consisted of 2 businesses and 1 business, respectively, with fair market values totaling $1,022,000 and $367,000, respectively. Inventory at December 31, 2004 was partially funded with a $439,000 seller note payable collateralized by renewal rights generating estimated annual commissions of $469,000.

The acquisition of renewal rights purchased by the Company or through its subsidiaries for businesses the Company plans to own and operate for more than one year are not classified as Investment in Businesses (see footnote 1(g)). In footnote 12, we discuss our accounting for businesses which we have acquired with the intent to own and operate for periods greater than one year. Such businesses are part of the Company’s existing operations and are not part of Investment in Businesses.

Supplemental information with regards to investment in businesses is provided as follows.

The purchase of businesses for sale is treated as inventory as the Company is in the business of buying and selling businesses. FAS142 notes that the residual value of the assets is to be taken into account when determining the amortizable amount. The residual value is the net amount that an entity expects to obtain for an intangible asset at the end of its useful life to that entity – not at the end of its useful life in general. The Company expects to sell the intangible asset for the same value or more than the amount purchased.

Businesses purchased by the Company to operate must be approved by the executive committee and must contribute to one of the Company’s segments growth objectives. Businesses purchased by the Company to be held for sale (not resold “simultaneously”) must be approved by the Franchise Segment. Those businesses held are businesses that are marketable to franchise agents in the area or to new franchise agents.

Businesses held to operate are shown in footnote 12. During 2004, the Insurance Brokerage Segment had $9,094,000 in income and $8,803,000 in expenses while the auto insurance agency had $203,000 in income and $33,000 in expenses.

Businesses in inventory assets are shown in footnote 1(i). During 2004, there was $172,000 in income and $69,000 in expenses for the assets held at December 31, 2004.

(p) Principles of Consolidation, pages 60-61

15. Please tell us the basis for your conclusion that the franchisees are not variable interest entities under FIN 46R. Please expand your disclosures to clarify why Brooke Acceptance Company LLC, Brooke Captive Credit Company 2003 LLC and Brooke Securitization Company 2004A LLC are not consolidated.

In response to comment 15, we have expanded footnote 1(p) regarding principals of consolidation beginning on page 60 as follows:

(p)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries except for the following qualifying special purpose entities: Brooke Acceptance Company LLC, Brooke Captive Credit Company 2003, LLC and Brooke Securitization Company 2004A, LLC. These qualifying special purpose entities were formed for the sole purpose of acquiring loans in connection with the securitization of agency loans. Each is treated as its own separate and distinct entity. Qualifying special purpose entities are specifically excluded from consolidation under FIN 46. -All significant intra-company accounts and transactions have been eliminated in consolidation of the financial statements.

Further, supplemental information with regards to variable interest entities is provided as follows. We have reached the conclusion that our franchisees are not variable interest entities (VIE’s) based upon the following analysis:

The characteristics of a VIE must meet one of the following:

a)	Insufficient equity at risk to permit the entity to finance its activities; or

b)	Insufficient equity to absorb entity’s expected losses; or

c)	Equity holders do not control entity’s activities; or

d)	Equity holders are not exposed to expected losses; or

e)	Equity holders are not entitled to expected residual returns.

a) and b) Our franchisee underwriting review process generally includes an analysis to determine if a prospective franchisee has sufficient equity to conduct its business activities and absorb potential losses. If a prospective franchisee does not have sufficient cushion to absorb expected losses, the prospect is not a good fit for our franchise system. Although typically our franchisees borrow money from Brooke Credit to acquire agency assets to be converted into our franchise system or to pay initial franchise fees, our franchisees have equity in their businesses. Brooke Credit’s loan policy generally calls for the franchise’s principals to have at least 10% equity in the business.

c) We have no direct or indirect voting rights or similar rights with respect to our franchisees or their entities. FASB has acknowledged that there is an important distinction between decisions related to protecting a franchisor’s brand and decisions related to the manner in which a franchised business operates. In fact, FASB has listed a number of typical franchisor controls, such as approval over products, suppliers, marketing plan, site location, leasehold décor and improvements, and the sale of the franchisee’s business that would not necessarily satisfy the control test for a variable interest entity, as the franchisee maintains controls over decisions that significantly impact the success of the franchise. Like other franchisors, our agreements with franchisees impose certain processes and procedures that help protect our brand name and allow us to participate in decisions that help preserve the quality of operations we expect; however, generally our agreements do not impose controls over decisions that significantly impact the success of the franchisee, such as decisions regarding hiring and firing, specific products to be sold, and prices to be charged.

d) Our franchisees bear the risk of loss or failure. Although Brooke Credit makes loans to our franchisees, we do not bear the risk of loan default because generally these loans are sold to unaffiliated parties without recourse within a short period of time after the loan is made. Brooke Franchise advances credit, also referred to as commission advances or franchise statement balances, to its franchisees. To the extent the Company is exposed to losses in the event a franchisee fails, the loss is generally limited to the recurring franchise fees and any advances that it made to the franchisee against future commissions.

e) Although our franchisees bear the risk of losses, pursuant to our franchise agreements with them, they receive all revenues in excess of the franchise royalty paid to us, and the amounts we pay to others on their behalf pursuant to their prior authorization (such as payments to lenders and vendors). In addition, the equity holders build “residual value” through the growth of their franchise and can earn significant returns at retirement when they sell their franchise to a third party.

(u) Securities, page 61

16. We note that your asset securitizations include retained interests, retained equity and interest-only strip receivables. Please expand your accounting policy for securities and add an accounting policy for interest-only strip receivables to provide the disclosures required under SFAS 140. Also, provide a separate footnote with the disclosures required by SFAS 115 for both securities and interest-only strip receivables.

In response to comment 16, we have expanded footnote 1 (u) regarding revenue recognition beginning on page 61 as follows:

(u)	Securities

The carrying values of securities were $17,889,000 and $11,381,000 at December 31, 2004 and 2003, respectively, and consisted primarily of three types of securities: interest only strip receivable in loan securitizations, retained interests in loan securitizations and common stock.

~~Included in Securities are investments in l~~Loan securitizations ~~which~~ represent~~s~~ the transfer of notes receivable by sale~~,~~ to a bankruptcy-remote special purpose entity that issues asset-backed notes to accredited investors. The aggregate carrying values ~~was~~of $17,115,000 and $10,608,000 at December 31, 2004 and 2003, respectively, for the corresponding marketable securities approximates the fair value as calculated by the Company using reasonable assumptions.

The carrying values of the interest only strip receivable in loan securitizations were $3,409,000 and $2,092,000 at December 31, 2004 and 2003, respectively. The carrying values of retained interests were $13,706,000 and $8,516,000 at December 31, 2004 and 2003, respectively. The amount of unrealized gain on the interest only strip receivable was $226,000 and $96,000 at December 31, 2004 and 2003, respectively.

When the Company sells note receivables in securitizations of insurance agency loans, it retains an interest-only strip receivable, a subordinated tranche and cash reserve accounts, all of which are retained interests in the loan securitizations. The amount of gain or loss recorded on the sale of notes receivable in securitizations depends in part on the previous carrying amount of the financial assets involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair value at the date of transfer. To obtain fair values the Company estimates fair value based on the present value of future expected cash flows using management’s best estimates of the key assumptions (credit losses, prepayment speeds, and discount rates) commensurate with the risks involved. For additional information on the key assumptions and risks involved see footnote number 2.

The Company acquired approximately 9% of the common stock outstanding in First American Capital Corporation in October 2003 for $772,000. This investment was subsequently sold in March 2005 for $770,000.

Note 2. Notes Receivable, page 63

17. Please provide us with the basis for your conclusions that Brooke Acceptance Company LLC, Brooke Captive Credit Company 2003 LLC and Brooke Securitization Company 2004A LLC met the criteria as qualified special purpose entities listed in paragraph 35 SFAS 140.

Supplemental information with regards to qualifying special purpose entities is provided as follows. We have concluded that our SPE’s are qualifying SPE’s based upon the following analysis:

FAS 140, paragraph 35, notes that a qualifying SPE must meet all of the following conditions:

a)	It must be demonstrably distinct from the transferor;

b)	Its permitted activities must be significantly limited, specified in a legal document, and subject to change only by majority of beneficial interests not held by transferor;

c)	It may hold only financial instruments, derivative financial instruments, financial assets, servicing rights, and cash collected from assets that it holds; and

d)	If it can sell or dispose of non cash assets, it can only do so in certain limited circumstances.

a. The SPE must be distinct from the transferor. In connection with the securitization transactions for which these SPEs are used, we have obtained a substantive non-consolidation opinion by qualified counsel. Although this substantive non-consolidation opinion is intended to address bankruptcy-remoteness issues, to render an opinion the law firm opining must reach the reasonable conclusion that the SPE will be treated as a separate and distinct entity and that a bankruptcy court (in the unlikely event it were called upon to decide) would not consolidate the SPE’s assets with another Brooke entity. Furthermore, our SPE’s Limited Liability Company Agreements (the "Operating Agreements") and the Indentures for the securitizations to which our SPEs are a party specifically require that separate corporate existence of the SPE be maintained and outline a number of specific steps that the SPEs must take (or not take, as the case may be) to help maintain corporate separateness. Although Brooke Credit has the obligation to repurchase loans from the qualifying SPEs, such obligations are limited only to instances where there was a breach of warranty with respect to the loans as of the transaction closing date. The beneficial owners of these SPEs, the holders of the asset-backed securities, are all unaffiliated investors except in the case of one of our securitization transactions in connection with which we hold a subordinate note.

b. The SPEs activities are significantly limited, etc. The Operating Agreements of our SPE's specifically set forth their limited purposes and significantly limit their activities. Our SPEs can only perform those activities set forth in the Operating Agreements and the Indentures for the transactions to which the SPEs are a party. Pursuant to the Indenture, the Operating Agreements cannot be amended without the consent of the beneficial holders, which are not affiliated with the Company.

c. Our SPEs may hold only financial instruments, derivative financial instruments, financial assets, servicing rights, and cash collected from assets that it holds. Our SPEs hold loans and do so passively. The SPEs’ investments are strictly limited by the transaction documents to financial assets (the loans and rights related thereto), servicing rights, and cash collected in connection with the loans (which can be invested in eligible investments which are relatively risk free instruments), and temporary holding of collateral upon foreclosure or liquidation of loans. Pursuant to the Operating Agreements, the SPEs are not allowed to incur, create or assume any indebtedness other than the indebtedness contemplated in the transaction documents. Furthermore, the SPEs are not allowed to own or acquire any stock or securities other than as specifically allowed under the transaction documents.

d. Disposition of non cash financial assets. The SPEs are restricted by the Indentures from selling, transferring or otherwise disposing of any of its assets unless specifically authorized by the Trustee in accordance with the terms of the Indenture.

As a part of our analysis, we identified the transaction agreements that support our conclusion. Upon your request, we will provide supplementally the relevant sections from the Operating Agreements, Indentures, and Sale and Servicing Agreements of our securitization transactions.

Note 4. Bank Loans, Notes Payable and Other Long-Term Obligations, page 70

18. Please disclose the amount and classification of assets and liabilities relating to businesses purchased that collateralize sellers notes payable. Link this disclosure to Note (g), Note (i) and Note 12.

In response to comment 18, we have expanded footnote 4 regarding bank loans, notes payable, and other long-term obligations beginning on page 70 directly below the tabular information as follows:

Seller notes payable are typically the deferred portion of purchase prices paid by the Company to acquire insurance agencies for resale by the Company to franchisees. Seller notes payable are secured by a collateral interest in the insurance policy renewal rights purchased by the Company. Sellers typically agree that their security interests are subordinate to Brooke Credit’s security interests in the renewal rights of the agency, which also collateralize the loans made by Brooke Credit to franchisees. The renewal rights associated with the collateral interests of seller notes payable had estimated annual commissions of $35,192,000 at December 31, 2004.

As referenced in footnote 1(i), the Investment in Businesses inventory at December 31, 2004 was partially funded with a $439,000 seller note payable collateralized by renewal rights generating estimated annual commissions of $469,000. None of the Amortizable Intangible Assets described in footnote 1(g) and none of the Acquisitions and Divestitures described in footnote 12 was financed with seller note payables at December 31, 2004.

Please note that we have further responded to comment 18 by providing additional disclosures on page 58 as noted in the above response to comment 14.

Note 10. Segment and Related Information, page 74

19. Please provide the information about reported segment profit or loss in the summaries for each year presented. We were unable to determine how these summaries reconciled to segment profits in the table on page 32 of MD&A. Provide the reconciliations as required by paragraph 32 SFAS 131.

In response to comment 19, supplemental information with regard to Note 10 pertaining to segment and related information is provided as follows. SFAS 131 paragraph 32 requires that a reconciliation be performed on segment revenues, segment income before taxes, segment assets and any other significant item of disclosure to the Company’s corresponding consolidated amount.

We have removed the summary table shown on page 76 (i.e. Profit (loss)summary) at the bottom of the footnote tables and have included summary line items within the segment information in footnote 10 for total operating income and income before income taxes. The following is the 2004 table with changes bolded to show the additions. Corresponding changes will be made to the tables for 2003 and 2002.

2004 (in thousands)	Franchise Services Business	Insurance Brokerage Business	Lending Services Business	Unallocated Amounts	Elimination of Intersegment Activity	Consolidated Totals
Insurance commissions	$57,619	$6,285	$—	$—	$—	$63,904
Policy fee income	—	2,003	—	—		2,003
Insurance premiums earned	—	401	—	—	—	401
Interest income	39	52	5,740	—	(759)	5,072
Gain on sale of notes receivable	—	—	2,448	—	27	2,475
Seller consulting fees	5,236	—	—	—	—	5,236
Initial franchise fees for basic services	8,795	—	—	—	—	8,795
Initial franchise fees for buyers assistance plans	8,122	—	—	—	—	8,122
Gain on sale of businesses	5,261	—	—	—	—	5,261
Gain on extinguishment of debt	54	—	—	3	—	57
Other income	157	353	64	176	(153)	597
Total Operating Income	85,283	9,094	8,252	179	(885)	101,923
Interest expense	1,344	330	1,365	1,034	(806)	3,267
Commissions expense	44,386	2,875	—	—	—	47,261
Payroll expense	11,262	3,314	1,441	4,134	—	20,151
Insurance loss and loss expense incurred	—	(17)	—	—	—	(17)
Depreciation and amortization	429	254	973	848	—	2,504
Other operating expenses	18,268	2,047	1,122	(2,085)	(569)	18,783
Income Before Income Taxes	9,594	291	3,351	(3,752)	490	9,974
Segment assets	47,300	13,869	78,664	11,048	(42,551)	108,330
Expenditures for segment assets	27,081	2,488	2,393	1,634	—	33,596

Note 17. Contingencies, page 82

20. Please expand this disclosure to cover all material commitments, including those related to planned agency acquisitions, funding of franchise statement balances and financial guarantee insurance.

In response to comment 20, we have expanded our disclosures on page 82 as follows:

17.	Contingencies

The Company had guaranteed the payment of a promissory note in the amount of $500,000 to a funeral home seller on behalf of a franchisee. The contingency was eliminated when the promissory note was paid by the franchisee in February 2005.

In July 2002, the Company entered into an agreement to purchase of CJD & Associates, L.L.C. The sellers are entitled to an increase of the initial purchase price equal to 30% of CJD & Associates’ monthly net revenues during the contingency period of September 1, 2003 to September 1, 2007. Additional payments of the purchase price have been made in the amount of $993,000 since the initial purchase. Based on historical trends the Company estimates payments to the sellers of $661,000, $761,000 and $583,000 in the fiscal years 2005, 2006 and 2007, respectively.

In November 2003, CJD & Associates, L.L.C. entered into an agreement to purchase Texas All Risk General Agency, Inc. and T.A.R. Holding Co., Inc. which collectively own 100% of the outstanding shares All Risk General Agency, Inc. The sellers are entitled to an increase of the initial purchase price equal to 25% of Texas All Risk’s monthly net revenues during the contingency period of November, 2004 to October, 2008. Additional payments of the purchase price have been made in the amount of $472,000 since the initial purchase. Based on historical trends the Company estimates payments to the sellers of $805,000, $926,000, $1,065,000 and $1,122,000 in the fiscal years 2005, 2006, 2007 and 2008, respectively.

Further in response to comment 20, we have expanded our disclosures in the segment analysis of Brooke Brokerage Corporation in our management discussion and analysis commencing on page 42 as follows.

Underwriting Revenues Part of Brooke Brokerage’s strategy for increasing long-term profitability is to reinsure selected hard to place and niche insurance policies placed by Brooke Brokerage with unaffiliated insurance companies to unaffiliated policyholders through The DB Group, LTD., a captive insurance company subsidiary wholly owned by Brooke Brokerage. As of December 31, 2004, Brooke Brokerage had not reinsured any policies written through The DB Group and no premium revenues were recorded by The DB Group.

Brooke Brokerage has also established DB Indemnity, LTD., a captive insurance company wholly owned by Brooke Brokerage, to insure a portion of Brooke Franchise’s professional liability exposure and to provide financial guaranty insurance for Brooke Credit. Although unlikely to have a significant effect on Brooke Brokerage’s long-term profitability, the issuance of policies through DB Indemnity to insure a portion of Brooke Franchise’s professional liability exposure is important to Brooke franchisees and the corresponding premiums are paid by Brooke franchisees. Also, the issuance of financial guaranty policies through DB Indemnity is important to Brooke Credit’s participating lender investors and the corresponding premiums are paid by Brooke Credit’s borrowers. As of December 31, 2004, DB Indemnity had financial guaranty policies in force covering principal loan balances totaling $42,738,000 and a professional liability policy covering Brooke Franchise franchisees with a policy limit of $2,000,000, which only applies after coverage of $5,000,000 provided by unaffiliated insurers is exhausted.

DB Indemnity premiums increased $746,000, or 250%, to $1,044,000 in 2004 from $298,000 in 2003, DB Indemnity’s first year of operation. Net premiums increased primarily because more financial guaranty policies were issued to Brooke Credit as the result of increased loan originations. DB Indemnity has not incurred any claims or loss expense since beginning operations. As of December 31, 2004, 2003, and 2002, DB Indemnity recorded corresponding total reserves of $719,000, $135,000 and 0, respectively.

Supplemental information with regards to Note 17 is provided as follows. We do not include planned agency acquisitions in material commitments because even if we have signed a purchase agreement with a seller, we can choose not to proceed to closing upon forfeiture of our earnest money payment. We do not include funding of franchise statement balances because we are not required to advance amounts to our franchisees; however, we have addressed franchise statement balances in the liquidity and capital section of our management’s discussion and analysis.

Per your request, the Company acknowledges the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the commission from taking any action with respect to the filing; and,

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your time and consideration. Since you requested additional information in your May 12 letter, we are submitting this letter response to you prior to any amendment to the Form 10k for the fiscal year ended December 31, 2004, and the Company’s pending registration statement on Form S-1. We would appreciate an indication from the staff as soon as practicable whether the staff has any further questions or comments with respect to the issues raised in your May 12 letter prior to our amending these forms.

Very truly yours,

Robert D. Orr
Chief Executive Officer

Cc:	Frank Wyman, Staff Accountant
Don Abbott, Senior Staff Accountant